Mail Stop 4561

December 5, 2007

VIA U.S. MAIL AND FAX (312) 264-4399

Allen Goodman
Chief Financial and Principal Accounting Officer
The Price Fund I, L.P.
c/o Price Asset Management, Inc.
141 West Jackson Boulevard
Suite 1340A
Chicago, IL 60604

      Re: The Price Fund I, L.P.
                Form 10-K for Fiscal Year Ended
                December 31, 2006
                Filed April 2, 2007
                File No. 333-74176

Dear Mr. Goodman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kevin Woody
                Branch Chief